UNITED STATES OF AMERICA
BEFORE THE SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

IN THE MATTER OF NATIONAL FUEL GAS COMPANY, SENECA INDEPENDENCE PIPELINE COMPANY, NIAGARA INDEPENDENCE MARKETING COMPANY, ET AL. FILE NO. 70-9117 (Public Utility Holding Company Act of 1935)	25th CERTIFICATE PURSUANT TO RULE 24

        This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that the transactions referred to below have been carried out in accordance with the terms and conditions of and for the purpose represented by the Declarations of National Fuel Gas Company (“National”), Seneca Independence Pipeline Company (“Seneca”), and Niagara Independence Marketing Company (“Niagara”), et al., as amended, in the above file and pursuant to the Order, dated March 13, 1998, of the Securities and Exchange Commission with respect thereto (“Order”).

        Seneca and Niagara were dissolved during the quarter ended March 31, 2004.

        The following exhibits are attached to and made a part of this Certificate:

Exhibit A	Income Statement of Seneca for the quarter ended March 31, 2004 (Confidential Treatment Requested Pursuant to Rule 104(b)).
Exhibit B	Balance Sheet of Seneca as of March 31, 2004 (Confidential Treatment Requested Pursuant to Rule 104(b)).
Exhibit C	Income Statement of Niagara for the quarter ended March 31, 2004 (Confidential Treatment Requested Pursuant to Rule 104(b)).
Exhibit D	Balance Sheet of Niagara as of March 31, 2004 (Confidential Treatment Requested Pursuant to Rule 104(b)).
Exhibit E	Seneca's Allocated Share of the Profits/Losses of Independence Pipeline Company for the quarter ended March 31, 2004 (Confidential Treatment Requested Pursuant to Rule 104(b)).
Exhibit F	Niagara's Allocated Share of the Profits/Losses of DirectLink Gas Marketing Company for the quarter ended March 31, 2004 (Confidential Treatment Requested Pursuant to Rule 104(b)).

        IN WITNESS WHEREOF, the undersigned companies have caused this Certificate to be executed as of this 26th day of May, 2004.

NATIONAL FUEL GAS COMPANY By: /s/ J. R. Peterson J. R. Peterson Assistant Secretary

SENECA INDEPENDENCE PIPELINE COMPANY By: /s/ J. Solomon J. Solomon Attorney

NIAGARA INDEPENDENCE MARKETING COMPANY By: /s/ J. Solomon J. Solomon Attorney